

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via Email
Mr. Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re:** **General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 29, 2011**
> **Filed July 8, 2011**
> **File No. 1-01185**

Dear Mr. Mulligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2011

Notes to Consolidated Financial Statements

Note 13 – Retirement Benefits and Postemployment Benefits, page 68

1.   We note that your expected long-term rates of return for assets in your defined benefit pension plans and other postretirement benefit plans (9.53% and 9.33%, respectively, at May 29, 2011) are higher than average rates generally used by companies with similar benefit plans. Please describe to us how you determined these rates. Also, tell us why you believe that utilizing a 50 basis point calculation provides the optimal sensitivity analysis on page 35, as opposed to using a 1% calculation, which may provide more meaningful information to investors.

Note 16 – Business Segment and Geographic Information, page 78

2.   We note your disclosures of divisions with the U.S. Retail segment and geographic regions within the International segment. Please provide us with a detailed analysis supporting your determination that you operate in only three reportable operating segments in accordance with FASB ASC 280-10-50. As part of your response:

- Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

- Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended May 29, 2011;

- Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

- Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief